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                                                                       Exhibit 4

                          General Motors Corporation
                                    OnStar
                            1400 Stevenson Highway
                             Troy, Michigan  48083

                                                          As of December 9, 1999




General Magic, Inc.
420 N. Mary Avenue
Sunnyvale, CA  94086

Ladies and Gentlemen:

     Reference is made to the Series G Preferred Stock and Warrant Purchase Agreement, dated November 9, 1999 (the "Stock Purchase Agreement"), by and between General Magic, Inc., a Delaware corporation (the "Company"), and General Motors Corporation, a Delaware corporation ("General Motors"), by and through its Onstar Division and the Warrant for the Purchase of Shares of Series G Convertible Preferred Stock dated December 9, by and among the Company and General Motors. All capitalized terms used in this letter agreement have the meaning defined for them in the Stock Purchase Agreement unless otherwise defined in this letter agreement.

     This letter will confirm the agreement of the Company and General Motors as follows:


     1. Limitation on Number of Conversion Shares. Notwithstanding any provision of the Stock Purchase Agreement, the Warrant or the Certificate of Designations, General Motors shall not exercise, and will not permit any subsequent transferee holding shares of the Series G Stock (a "Transferee") to exercise, the right to convert shares of the Series G Stock into shares of the Company's Common Stock to the extent that the shares of Common Stock issuable upon conversion would exceed 19.99% of the outstanding shares of the Company's Common Stock as of December 9, 1999 (the "Exchange Cap"), except that such limitation shall not apply in the event that the Company (i) obtains the approval of its stockholders as required by Rule 4460(i) (attached) and applicable regulations of NASDAQ for issuance of Common Stock (or securities convertible into or exercisable for Common Stock) in excess of the Exchange Cap or (ii) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to General Motors.

     2. Limitation on Exercise of Warrant. Notwithstanding any provision of the Warrant, General Motors shall not exercise, and will not permit any Transferee to exercise, the Warrant unless the Company (i) obtains the approval of its stockholders as required by Rule 4460(i) (attached) and applicable regulations of NASDAQ for issuance of Common Stock (or securities convertible into or exercisable for Common Stock) in excess of 19.99% of the outstanding shares or voting power of the Company's Common Stock as of December 9, 1999 or
(ii) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to General Motors.

     3. Stockholder Approval. The Company shall, at its 2000 Annual Meeting of Stockholders (or any Special Meeting of Stockholders called for other purposes prior to such
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General Magic, Inc.
December 9, 1999

Annual Meeting), seek and use reasonable best efforts to obtain stockholder approval, as required by the applicable rules and regulations of NASDAQ, for the issuance by the Company of (a) that portion of the Series G Stock that may not be converted without exceeding the Exchange Cap, (b) the Warrant and (c) shares of Common Stock (or securities convertible into or exercisable for Common Stock) issuable upon conversion of such portion of the Series G Stock or upon exercise of the Warrant.

     4. Failure to Obtain Stockholder Approval or Opinion. In the event that the Company shall fail to obtain the approval of its stockholders as set forth in paragraph 3 above or an opinion of counsel as contemplated by paragraphs 1 and 2 above, the Company shall, in full satisfaction of any claims of General Motors that may arise in connection with such failure under this side letter agreement, the Stock Purchase Agreement, the Warrant, the Certificate of Designations, or any related documents, remit to General Motors $7 million to be distributed, at the sole option of the Company, in one of the following two forms: (i) the Company may pay (or cause to be paid) to General Motors $7 million in cash, or (ii) the Company may pay (or cause to be paid) to General Motors $3.5 million in cash and credit $3.5 million against amounts then owed or next owing to the Company, including amounts due or owing under or in connection with the Development and License Agreement dated effective November 9, 1999, by and among the Company and General Motors. In the event that the Company shall fail to obtain such stockholder approval or such opinion of counsel, General Motors shall return to the Company for cancellation (i) the Warrant and (ii) a stock certificate or stock certificates (duly endorsed or accompanied by duly executed stock powers) representing that portion of the Series G Stock that may not be converted without exceeding the Exchange Cap.

     5. Governing Law. This letter agreement shall be construed and enforced in accordance with, and governed by, the internal laws of the State of California, without regard to its conflict of laws rules.

     6. Counterparts. This letter agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                              Very truly yours,

                              GENERAL MOTORS CORPORATION
                              by and through its Onstar Division

                              By:   /s/ F. H. Cooke
                                  -------------------------------
                                 Name: F. H. Cooke
                                      ---------------------------
                                 Title: Executive Director
                                        -------------------------


Agreed and Accepted:

GENERAL MAGIC, INC.

By: /s/ Steven Markman
    --------------------------------
 Name: Steven Markman
       -----------------------------
 Title: Chairman, CEO and President
        ----------------------------
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             Attachment to Letter Agreement dated December 9, 1999

                               NASD Rule 4460(i)


(i) Shareholder Approval

     (1) Each NNM issuer shall require shareholder approval of a plan or arrangement under subparagraph (A) below, or prior to the issuance of designated securities under subparagraph (B), (C), or (D) below:

          (A) when a stock option or purchase plan is to be established or other arrangement made pursuant to which stock may be acquired by officers or directors, except for warrants or rights issued generally to security holders of the company or broadly based plans or arrangements including other employees (e.g. ESOPs). In a case where the shares are issued to a person not previously employed by the company, as an inducement essential to the individual's entering into an employment contract with the company, shareholder approval will generally not be required. The establishment of a plan or arrangement under which the amount of securities which may be issued does not exceed the lesser of 1% of the number of shares of common stock, 1% of the voting power outstanding, or 25,000 shares will not generally require shareholder approval;

          (B) when the issuance will result in a change of control of the issuer;

          (C) in connection with the acquisition of the stock or assets of another company if:

               (i) any director, officer or substantial shareholder of the issuer has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more; or

               (ii) where, due to the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, other than a public offering for cash:

                    a. the common stock has or will have upon issuance voting
               power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or

                    b. the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares or common stock outstanding before the issuance of the stock or securities; or
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          (D) in connection with a transaction other than a public offering involving:

               (i) the sale or issuance by the issuer of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of the company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or

               (ii) the sale or issuance by the company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

     (2) Exceptions may be made upon application to Nasdaq when:

          (A) the delay in securing stockholder approval would seriously jeopardize the financial viability of the enterprise; and

          (B) reliance by the company on this exception is expressly approved by the Audit Committee or a comparable body of the Board of Directors.

          A company relying on this exception must mail to all shareholders not later than ten days before issuance of the securities a letter alerting them to its omission to seek the shareholder approval that would otherwise be required and indicating that the Audit Committee of the Board or a comparable body has expressly approved the exception.

     (3) Only shares actually issued and outstanding (excluding treasury shares or shares held by a subsidiary) are to be used in making any calculation provided for in this paragraph (i). Unissued shares reserved for issuance upon conversion of securities or upon exercise of options or warrants will not be regarded as outstanding.

     (4) Voting power outstanding as used in this Rule refers to the aggregate number of votes which may be cast by holders of those securities outstanding which entitle the holders thereof to vote generally on all matters submitted to the company's security holders for a vote.

     (5) An interest consisting of less than either 5% of the number of shares of common stock or 5% of the voting power outstanding of an issuer or party shall not be considered a substantial interest or cause the holder of such an interest to be regarded as a substantial security holder.

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     (6) Where shareholder approval is required, the minimum vote which will constitute shareholder approval shall be a majority of the total votes cast on the proposal in person or by proxy.